DERMIRA, INC.

275 Middlefield Road, Suite 150

Menlo Park, CA 94025

November 20, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Suzanne Hayes

Christian Windsor

Scot Foley

Re:                             Dermira, Inc.

Registration Statement on Form S-3

Originally filed November 2, 2015, as amended

File No. 333-207755

Requested Date:                                                      November 24, 2015

Requested Time:                                                    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Dermira, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Michael A. Brown or Katherine K. Duncan, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (415) 875-2432, or in his absence, Ms. Duncan at (650) 335-7132.

Sincerely,

DERMIRA, INC.

By:	/s/ Andrew K. Guggenhime
Andrew K. Guggenhime
Chief Operating Officer and Chief Financial Officer

cc:                                Michael A. Brown, Esq.

Katherine K. Duncan, Esq.

Fenwick & West LLP